UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number
000-54371

Griffin-American Healthcare REIT II, Inc.

(Exact Name of Registrant as Specified in its Charter)

399 Park Avenue, 18th Floor

New York, New York 10022

Telephone: (212) 547-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Healthcare GA Holdings, General Partnership, as successor to Griffin-American Healthcare REIT II, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 9, 2014

Healthcare GA Holdings, General Partnership

By: Healthcare GA Holdings-T, LLC, its general partner

		By:		/s/ Ronald J. Lieberman
			Name:	Ronald J. Lieberman
			Title:	Executive Vice President, General Counsel and Secretary